Filed by Zendesk, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Momentive Global Inc.

Commission File No.: 001-38664

The following is an excerpt from a transcript of Zendesk, Inc.’s Q3 2021 Earnings Call on October 28, 2021:

This transcript was prepared by a third party and has not been independently verified by Zendesk, Inc. and may contain errors.

Corporate Participants

Jason Tsai - Zendesk, Inc., Vice President, Investor Relations

Mikkel Svane - Zendesk, Inc., Chairman, Chief Executive Officer & Founder

Zander Lurie - Momentive Global Inc., Chief Executive Officer

Shelagh Glaser - Zendesk, Inc., Chief Financial Officer

Management Discussion Section

JASON TSAI: Thank you, everybody for joining us. Welcome to our third quarter 2021 earnings call and thank you for joining us again today. I’m Jason Tsai, Head of Investor Relations at Zendesk. Joining me on the call today are Mikkel Svane, founder and CEO and Chairman of the Board; Shelagh Glaser, our Chief Financial Officer; and Zander Lurie, CEO of Momentive.

[…]

MIKKEL SVANE: […]

And this is, of course, also why I’m excited to talk to you about our agreement to hire or to acquire Momentive, the company behind SurveyMonkey.

We have Momentive’s CEO, Zander Lurie, with us today – he’s lurking here somewhere – as well as our CFO, Shelagh Glaser, to share more about our joint vision and the transaction details. Both Zendesk and Momentive were founded to improve the customer experience and believe that software should be powerful while easy to use. Our cultures are very similar, and our go-to market strategies are complementary.

Together, we have a significant opportunity to expand our markets and our collective growth over the long term and most importantly deliver more value to our customers. The reality for businesses today especially given the events of the last few years is that building meaningful relationships with customers is hard and everything is moving online and experiences happen in moments. There are no easy ways to paint a rich picture of a customer and we believe we can change that.

Zendesk pioneered the best way to respond to what your customers say and do and Momentive and the SurveyMonkey platform is the best way to capture how they think and feel. Combined, we create a richer combined picture of the customer, a deeper understanding and the ability to better act and engage to build meaningful relationships. Together, we provide true customer intelligence.

Not only is this combination a fantastic opportunity for our current and our future customers, it sets us on a course to accelerate our revenue plan by reaching $3.5 billion in revenues by 2024 and $4.5 billion by 2025 and we expect the acquisition to be growth accretive already in 2023, our first year as a unified company.

And with that, I would like to turn the call over to Zander to talk about Momentive and to talk about the success they have achieved. Hey, Zander.

ZANDER LURIE: Hey, Mikkel. Thank you so much for having me. And first let me just say what a pleasure it is speaking with all of you today. I want to reiterate how excited I am about the opportunities ahead for Zendesk and Momentive. As Mikkel said, we share similar cultures, values and millions of people believe in the mission that we are pursuing as the complementary nature of our product offering and we believe we will deliver enhanced value for our business, customers, employees and shareholders. At Momentive, our fundamental strength is that we provide incredible insights into how customers think and what they want. While you likely know our core business SurveyMonkey, over the last few years, we’ve invested in product innovation and go-to-market resources to expand our product portfolio and move upmarket.

And today, Momentive leads in five core areas. Customer experience, employee experience, enterprise surveys, market insights and brand insights. We provide 345,000 organizations worldwide, including IBM, Johnson & Johnson, LG, Toyota and Verizon, just to name a few with intuitive people-centric solutions that enable them to create valuable relationships with their customers. Through our expansive set of customers, we’ve generated 5.5 billion survey responses to date and 9 million daily AI predictions that help our customers make decisions quickly and confidently to achieve tangible results.

We’ve been pursuing our strategy to expand our enterprise customer base. And now with Zendesk, we believe we have an opportunity to accelerate this growth as we leverage our combined global footprint, our partners and relationships with the world’s leading companies and brands. By joining Zendesk, we believe the best days are ahead for us and that together, we are ideally positioned to deliver the customer intelligence company our customers want and deserve. It’s great to be here.

MIKKEL SVANE: Awesome, Zander. Thank you so much. And with that, I’m of course, so excited to welcome you and your team. But for now, we’re going to turn over to Shelagh who will share more details about, of course, our strong quarter and this transaction. Here you go, Shelagh. And you’re muted.

SHELAGH M. GLASER: Sorry about that. Unmuted now. Thank you, Mikkel and Zander. I echo Mikkel’s sentiment. We look forward to welcoming you and the Momentive team into the Zendesk family.

[…]

Let me take you through some of the details of the transaction and our opportunity ahead.

The terms of the transaction provide for Momentive stockholders to receive 0.225 shares of Zendesk for each share of Momentive, a ratio which represents a value of approximately $28 per outstanding share of Momentive stock based on the 15-day volume weighted average price of Zendesk common stock, up to and including October 26, 2021. Upon closing this transaction, Momentive stockholders will own approximately 22% of the combined company. We expect the transaction to close in the first half of 2022, subject to Zendesk and Momentive stockholder approvals and other customary and regulatory approvals. Zendesk continues to lead in the customer service industry and combined with Momentive’s – apologize. My computer screen went blank. Zendesk continues to lead in the computer service industry and combined with Momentive’s product offerings in surveys, feedback and market research, we will create a powerful new customer intelligence company where our addressable market nearly doubles to $165 billion, providing a significant runway for sustained growth. Mikkel has touched on the growth potentials for this transaction and I want to provide more context and why we believe it will be growth accretive in 2023, our first full year as a unified company.

We believe there are significant areas of revenue synergy that will be unlocked by this transaction as we are able to accelerate Momentive’s enterprise motion, bring added capabilities and a complete customer intelligence platform to existing and prospective customers. We intend to reinvest expense synergy savings back into the business to further accelerate growth.

Taken together, this transaction accelerates our path to approximately $3.5 billion in revenue in 2024, a full year earlier and $500 million more than our previous target. And we expect to reach approximately $4.5 billion in revenue by 2025, about 50% higher than we had previously targeted. Following the close of the transaction, we will work jointly with Zander and his strong leadership team on deeper integration of our teams delivering on the shared vision of customer intelligence. We’ll cover more details on the transaction during our in-person investor day on November 18th in New York City. You can find details on our IR website. We look forward to seeing you there.

With that, I’ll turn it back over to Jason for Q&A.

QUESTION AND ANSWER SECTION

[…]

QUESTION: All right. Thanks, Jason and congrats on the announcement to the team. Mikkel, maybe to start off with, can you just walk us through the decision to build versus buy versus partner, right? What are you getting with Momentive from the acquisition that may not have been as beneficial if you were to partner with them?

MIKKEL SVANE: […] Momentive and its iconic SurveyMonkey platform is ubiquitous in the market today. It is the world’s largest feedback platform. […] you may be able to build some similar technology. You can never get the experience. You can never get the DNA, the “je ne sais quoi” that is in that platform and first and foremost of course, a fantastic brand. There is a level of experience that we will never be able to match in such a product. And this is like – we’ve always been partners in many different ways. And we have of course a big overlap in customers.

But I think they’re like really putting these things together and really executing on this vision of providing additional kind of – a different depth and richness on your customer pictures by overlapping kind of what they say and do with what they – with how they think and feel. It’s incredibly powerful and we believe that it will create a whole new dimension on understanding and a whole new richer picture of your customers. And that is the vision we’re very, very intrigued to execute on together.

QUESTION: Very helpful. And Zander, if you’re available for a question, I would love to ask you one. For maybe those that are a little bit less familiar with the story, can you maybe just walk us through? I think Mikkel and Shelagh touched on the move upmarket into the enterprise. Can you maybe just walk us through how you differentiate in the market versus some of your competitors that are playing in the midmarket enterprise space and how the combination of Zendesk plus Momentive might help accelerate the competitive differentiation upmarket?

ZANDER LURIE: Yeah, sure. Arjun, it’s a great question. We started as a product-led growth company and all of our customers – 90% of our customers are on subscription contracts – annual contracts. And what we have done with that large footprint where we have millions and millions of active users and 850,000 paying customers is move upmarket to build enterprise products and I mapped out those five categories where we play with CX, employee experience, enterprise surveys, market insights and brand insights.

So, today, a third of our business are enterprise contracts and we have world-class product market fit. We have the most discerning demanding customers. […] With Zendesk, we are plugging into this much more mature go-to-market and that really just accelerates our enterprise strategy. And so, as I think about their global footprint in LatAm and APAC and parts of Europe where we don’t compete, we build these products that are going to plug in that we can now sell up market to their 115,000 enterprise customers. And so, the go-to-market synergies here are proximate and compelling and frankly just obvious. Mikkel and I have talked about it at length. But to Mikkel’s point around customer intelligence company, we bring products that just deliver a lot more value to customers. We have over 1,000 quarterly sales calls where Zendesk comes up. We’ve had hundreds of requests for integrations with our CX product for Zendesk. So we’re really excited to redouble our R&D efforts to build those integrations and just feel like there’s a ton more value to offer our shared customers.

JASON TSAI: Thanks, Arjun. Let’s move to the next question. Next one will be Jeff VanRhee with Craig-Hallum. Please turn on your camera and unmute your mic.

QUESTION: There we go. It should be good. Congrats, guys. And just a couple for me and I guess. First, congrats on the announcement today. And I’m curious, maybe Mikkel in your installed base, when you look at the base, how many – what percent of your base is your initial impression, have customer feedback solutions, how much of it is greenfield and how much are you going to have to go in and potentially displace with this solution?

MIKKEL SVANE: In – like, I think like a lot of our customers have something to some extent and – but I think like the level of integration we will be able to provide and the ease of use especially like just making these things incredibly simple for our customers, I think we’ll have a big impact on how we can together provide a bundle offering that makes a lot more sense for our current customers. And so like more details on these kind of specifics with regard to our customer base and so on, of course, in our November analyst meeting.

[…]

JASON TSAI: Great. Thank you. The next question comes from Ryan McWilliams at Barclays. Please turn on your camera and unmute your mic.

QUESTION: Thanks for taking the questions. Interesting combination. Mikkel, is there an individual customer vertical or customer type where you’re most excited about potential combined Momentive and Zendesk offer?

MIKKEL SVANE: I know. Sorry about that. Well, I think like, of course, there’s different things we can do for different segments and different industries and like, that’s something of course we can talk more about also later. I think like the ubiquitousness of like these products is what really is so attractive. Everybody in the world and business have been used – have been responding to a survey from SurveyMonkey at some point, sooner or later. And like just the amount of customers that have been using these products over the years is mind blowing.

So, I think there’s so many different types of use cases both internally and externally and tailor a different kind of sector is the same way that we see in our customer base that the types of use cases are so broad. So, we look forward to kind of serving the entire market over time.

ZANDER LURIE: I mean, one of the things, Ryan, that’s been so compelling for me as we’ve got to spend more time with our respective organizations. As our customer chart looks like the S&P 500, spliced up by vertical. It’s every vertical. And then we have products from the annual subscription to team all the way up to seven-figure contracts. And as I think about Shelagh’s 115,000 customer base, we have a product that every single one of those customers will use. Because if you’re a company that needs Zendesk, you need to collect feedback about how your customer feels. You want to understand how she’s engaging with your platform. And that’s what we do to Mikkel’s point better than any company in the world, over 3 million active users on our platform every day, sharing 25 million, 30 million responses about how they feel about your product, your curriculum, your nonprofit, your pricing, and your campaigns, etcetera.

So, it’s our job to integrate. And when Shelagh showed us the chart of just how big that suite component of that business has become, it’s just obvious that their customers will benefit from that integration. So, we’ll be excited to execute on that next year.

UNIDENTIFIED SPEAKER: Great. I really appreciate the color. Yeah, definitely more actionable customer insights. Shelagh, as we think about the deal, can you just talk about the decision between all stock versus cash and then maybe how should we think about the timing for the shareholder votes between Zendesk and Momentive?

SHELAGH M. GLASER: Certainly. Thanks, Ryan. So as we thought about it, as Mikkel and Zander have laid out, we think there’s enormous value to be created for our customers, our shareholders, our employees, and really that became the most straightforward mechanism to do that with was all-stock because, to that extent, we’re all participating in that value creation. So that was really the straightforward.

In terms of timing, we’re anticipating first half of 2022. We would anticipate in the Q1 timeframe we would have the shareholder vote. And certainly we want to move as quickly as possible. So that will be the focus across all teams.

[…]

QUESTION: Okay. And on the acquisition slide deck, I see a pitch that talks about customer intelligence vision and how the combination with guys, you can collect data from customer interactions, you can build context around it and then you can take action on these insights. Can you just give us a little more sense on how all those pieces are going to work? What products do what? How are you going to integrate everything and really where you see the lowest kind of hanging fruit for cross-selling?

ANSWER: There’s a little bit of details on how we’re going to integrate all the things. We got to talk a lot more about this on November 18th in New York and I hope to see you there, Derrick. There’ll be a lot more details but it’s obvious that even customers that are using both our products they are not creating a richer picture of their customers like too many data store lives in different silos. And what we really want to do is to bring these things together and create a much richer picture. And like we have the ability to do that, it’s within our reach and we want to execute that very quickly and help our customers with a much richer picture. And that’s the ambition.

JASON TSAI: Great. Thank you, Derrick. The next question will be coming from Parker Lane over at Stifel. Please turn on your camera and mute your mic, please.

QUESTION: Yeah. Hi, everyone. Thanks for taking my questions. Can you hear me now?

UNIDENTIFIED SPEAKER: Yes. Go ahead.

QUESTION: Yeah. Perfect. Mikkel, I guess in the customer conversations you’ve had out there over the last year or two years, obviously, everyone is taking the digital-first approach to customer engagement, and can you talk a little bit more about how customers, prior to this deal, were gathering feedback on their customer service interactions? And I guess why was now the right time? Why was now the time that you needed to bring these two parties together and really accelerate what both of you have done on an individual basis?

MIKKEL SVANE: Yeah. Starting with your first question, that’s like – we of course built – provided basic functionality to our customers for years. We’ve provided integrations with great products like the Momentive SurveyMonkey products and other products, too. But I think this is a little bit more about just the operational stuff and kind of connecting the dots. This is really about helping our customers use the data much, much better, and that’s the whole ambition here, creating a much richer and fuller picture of the customers.

The timing is right because like there’s so many shifts in the market right now, and everybody understands that they can’t fully execute on their business and like lead in a digital-first, online-first economy if they don’t become much better at creating much better pictures of their customer based on the data they have. And like we are executing on this, and we look very much forward to creating like quick wins for our customers as we close this transaction.

QUESTION: Yeah. Very helpful. And then I think the support and service use case is pretty straightforward. But do you anticipate that ultimately this pulls you more into the sales use case where you have a product today and maybe even adjacent categories like marketing more fully?

MIKKEL SVANE: I think you shouldn’t think about this as … Customer service is not there just to be customer service. Customer service is there to provide feedback to the entire organization about the product, the sales cycles, the pricing, the packaging, the reactions, the experience, all of these things. And like how – what they communicate there overlaid with like the specific feedback they give to customers can create this much better picture that is not just serving one constituent but serves the business. And there I lost my pictures. Sorry about that. All right. As I’m rebuilding my picture here, Jason, do you want to jump to the next question? Sorry about that.

ZANDER LURIE: Yeah. Parker, I’ll chime in and Mikkel if you don’t mind me. Just the way we use Zendesk, our customer operations team feeds us so much intel and data about how our customers are engaging with our products, where they’re getting insights and that feeds our R&D efforts to feed our go-to-market efforts. So, to Mikkel’s point, like over the last 18 months, especially during COVID, is the whole world is going through this digital transformation. I think we’ve seen how much our businesses do talk to each other and how complementary our products are across that.

QUESTION: Yeah makes sense. Thanks, guys. Congrats again.

JASON TSAI: Great. Thank you. The next question comes from Samad Samana over at Jefferies. Please turn on your camera and unmute your mic.

QUESTION: Hi, good evening. Thanks for taking my questions. So I want to unpack maybe some of the numbers, the targets for $3.5 billion and $4.5 billion. When you say growth accretive, if I think about the acquired company that’s growing high teens, do we expect growth to accelerate as a result of the consolidation or can you just help us understand what Zendesk should be growing to get to this $3.5 billion and $4.5 billion and what the assumptions are around the acquisition, just so we understand what growth accretive means.

SHELAGH M. GLASER: Sure, Samad, and we’ll lay a lot more detail in our November Investor Meeting. Obviously, we’re looking forward to seeing everybody there. But what the real goal is the ambition that we just talked through that I think that Mikkel and Zander just talked through is the ability to very quickly start to cross sell products. We’ve got a global footprint that can immediately offer revenue synergies into. And then we’ve got the move up market, which we think we can immediately start to expand revenue synergies into.

So, we think the first full year, which will be 2023 because obviously 2022 will just be the close year and the initial integration. But when we think by 2023, the combined company can really start to have accelerated combined growth. So, that’s what we’re looking for. And as you point out, we have slightly different growth rates to begin with. But as we start to combine ourselves, it’s that combined growth rate.

QUESTION: Okay. So, just to make sure for the sake of clarity. Yeah. You’re assuming that the companies will grow faster individually, even as a combined company. So, it will accelerate the growth of both companies. Is that a fair conclusion based on what you just said?

ANSWER: No, it’s the growth rate of the new combined company. So, it’s growth accretive to what our long-term growth plan. As you recall, our target had been to get to $3 billion by 2025. That’s the target that we have put out there. So, as we look at this new opportunity, as we bring Momentive into the Zendesk family, we’re now looking at $3.5 billion a year earlier. So, an absolute bigger growth target and pulling it in 12 months.

QUESTION: Okay. Great. And then maybe just a follow-up on the two businesses. How should we think – and maybe Zander you can chime in here and Mikkel as well. But just the – are we going to be expanding who Zendesk is selling into? So is it – this is expanding the wallet share that you potentially press up against beyond just call it customer service departments to more marketing oriented use cases. Just help us think about what – how you see some of the maybe synergies that developed here?

MIKKEL SVANE: Yeah, no doubt. And I think there is a big push in kind of getting these different parts of the organization to work much more seamlessly together. So you’re not like operating in silos and you don’t have this very kind of broken up decoupled customer experience. So we expect – we already of course serve different constituents and we continue that. We definitely expect that to be accelerated with this acquisition.

JASON TSAI: Thanks lot. Moving on to the next question. Ken Wong with Guggenheim, please turn on your camera and unmute your mic.

QUESTION: Hey, great. I actually am building off of Samad’s question just now, so really appreciate the update on the 3.5% and 4.5%. I believe kind of when you guys introduced those numbers, the expectations were for the CAGR over that time to be mid-20s. So should we think about this kind of accretive commentary to mean that that, that mid-20s is kind of marginally higher or what’s the right way to think about it?

SHELAGH M. GLASER: Yeah, I think that’s the right way to think about it. And again, we’ll lay out a lot more details as we get together with everybody in a few weeks in New York.

QUESTION: Okay. And then second just as far as Momentive. Is the idea to run it more standalone, that does seem like a fairly distinct product from what Zendesk is currently selling or do we envision a scenario down the line where this is part of the suite bundle? What’s the right way to think about that?

MIKKEL SVANE: Yeah, there’s definitely opportunities for kind of bundling and packaging these products and just integrating them much more tightly at the core. But they are also separate businesses, and we can talk a lot more about that in November.

JASON TSAI: Thank you, Ken. The next question comes from Natalie Howe and Brad Sills over at Bank of America.

QUESTION: Oh, great. Hey, guys. Thanks for taking my question here. But anyway, good to see you guys. I wanted to ask about when you think about SurveyMonkey, they have obviously a big freemium motion, mining that free base and getting customers on to paid. Could this signify an opportunity for Zendesk to potentially start down there more, kind of move down market more and then embark on kind of a similar strategy over time, kind of moving down market? The company has been moving up market. Could this also kind of bring in that end of the market more so for just the core business?

MIKKEL SVANE: Well, this has been a question we’ve been asked before, like freemium models, and like we’re going to do what works best for the business. And like I think that for the Momentive SurveyMonkey brand, like there is something to kind of putting it in the hands of people that has been incredibly powerful, especially also because there’s a lot of – there’s a big constituency out there of like individual users that can see a tremendous benefit of this and where there is kind of a huge value to a kind of brand awareness that plays in. Can we translate that to the Zendesk business like that? I don’t want to – I don’t think I can comment on that right now.

QUESTION: Got it. Okay. Thanks for that. And then just the other aspect of SurveyMonkey is that it’s not just customer experience, it’s also employee experience. And do you see potential for Zendesk to kind of move into that end of the market as well more aggressively?

MIKKEL SVANE: And I lost my camera again. Sorry about that. I think anyway, but we already have a big footprint in the kind of in employee use cases. And like this is definitely something, especially within HR shared service centers and so on, and this is definitely something where we will – this is definitely an area where we will see uptake of this joint offering to – no doubt about it.

JASON TSAI: Great. Thank you. The next question comes from DJ Hynes over at Canaccord. Please turn on your camera.

QUESTION: Hey, guys. Congrats on the transaction and nice stand-alone results. Mikkel, you alluded to customer overlap at one point. Is there any way to put a finer point on just how much customer overlap there is in the two customer bases today?

MIKKEL SVANE: Not at this point, but this is something we can talk about more about in November in New York.

QUESTION: Okay. And then my last one for Shelagh as well, which is probably going to be deferred to November as well. But – so, the new targets that are out there, right? I think it implies like 28%, 29% growth for 2025. All right. That’s $3.5 billion to $4.5 billion. When you ran that math, like how are you thinking about combined net revenue retention, right?

I mean the profile of the two businesses is very different today. I mean you guys are north of $120, they’re at $100. Do you think you can keep that combined net revenue retention kind of in the historic ranges you’ve been talking about? Like what? What was the thinking there?

SHELAGH M. GLASER: Yeah. So and you’re right, I am going to answer your question DJ, and say, we’ll provide a lot more detail in November. But certainly, as we look at both companies, we both have really strong offerings that customers frankly love. So, we operate on a slightly different basis. It’s the – kind of the motions are slightly different. So, we’ve tried to really contemplate how the products are purchased and therefore how they’re used by customers in our estimates. Certainly over time, as the prior question thinking about new products that we may offer and combining things and that’s something we haven’t actually yet been able to map out and so there would be opportunity on top of what we were already talking about.

JASON TSAI: Right. Thank you. And the next question comes from Kirk Materne over at Evercore. Please turn on your cam.

QUESTION: All right. Thanks. Thanks. I guess first, Mikkel, for you, could you just talk about, this is your first really big deal. Just talk about how to make sure that the momentum you’re seeing this quarter doesn’t get sort of slowed down in any way as you bring on another – as you bring on Momentive into the business over the next year. How do you make sure that that – this doesn’t become a distraction to the business as it – it’s been accelerating the last couple of quarters?

MIKKEL SVANE: Well, this quarter, first and foremost, is of course already off to the races and like – we like – we have big trust in our continued execution throughout this quarter. As we look into next year I think we are much more focused on the opportunities and the excitement that this creates. This is a conversation that it’s very natural to us, to our prospects, to our customers. And like we have – and I’m pretty sure we have a sales force that are all pumped up to go out and have this conversation. And like, there’s so many things we can do in our joint kind of online activities where we can really help our customers with bringing like this basic concept of just like overlaying data and get a much more richer customer picture that is so basic but so important like we can really make that easy for our customers and we’re very excited about that.

And then Zander, can you just remind us that aren’t as familiar just about your international sort of exposure, maybe relative to Zendesk, maybe add some easy uplift between the two companies.

ZANDER LURIE: Yeah, sure, about 36% of our business is generated outside the United States. That includes Canada. Our primary sales operations are here in the US with a nice sized footprint in a half dozen countries in Europe. And we have a very small team in Australia. And so we intend to benefit from the footprint that Mikkel and team have in LatAm and APAC and other countries in Europe.

I think this is a big opportunity. Some of you are old enough to remember where kind of everything happened in the US and it took a decade or 15 years for the rest of the world to catch up. Those days are over. A lot of the rest of the world is there.

There are millions of organizations that need our software and Zendesk already has 115,000 of them and growing faster. So this is just a huge opportunity to accelerate our channel building, our product strategy is ahead of our demand generation. And that is going to be a big accelerant once this deal closes in the first half of 2022.

JASON TSAI: Okay. Alex Zukin over at Wolfe. Are you there?

QUESTION: Hi. This is Strecker on for Alex. Can you hear me? Can you see me?

QUESTION: Great. So first question for Zander. You touched on it a little bit earlier with Arjun’s question but can you dig in a little deeper into some of your products beyond survey that some of us may not be as familiar with that you think will fit in really well with Zendesk?

ZANDER LURIE: Yeah. I mean, we have a handful of solutions that attack these big markets. Customer experience, obviously, folks are familiar with, CX leaders. These are purpose-built software solutions for a buyer, whether it’s a Chief Product Officer or a Chief Experience Officer, somebody who is really tasked with understanding the sentiment of their key customers and then what actions to take. A lot of those folks are looking for a solution that integrates with Zendesk or looking for a solution that integrates with Salesforce or Microsoft Dynamics.

Those are – we call our product GetFeedback. We’ve seen a ton of success here. This is a business that’s in hyper growth. ACV is demonstrably higher than our core service product. The market research product that Brad asked about a moment ago is really – this is a $50 billion TAM where, increasingly, people are using software to understand the needs of a certain cohort of customers.

And so if you’re looking to reach a cohort of customers about a product launch or a campaign you’re going to launch, you really want to understand, and that takes a panel. We have the largest, most liquid panel in the United States. It takes software. We’ve built 50 solutions. And then some professional services. So this is a really high ACV market for us, growing quickly.

And then, as I mentioned, of course, there’s employee experience. That is a big market, brand metrics, tracking the health of the brand, etcetera. So it’s a handful of solutions that frankly every industry, every sized company in every geo, that’s the market we’re going after, and Zendesk is really going to help us accelerate that.

JASON TSAI: Great. And the next question comes from Patrick Walravens at JMP. Patrick? Are you there? Patrick?

[…]

QUESTION: Yeah. Thank you. Thank you. All right. Mikkel, – I love the idea, Zander, of you being part of Zendesk and helping move this forward. And I think we’re seeing in a lot of other parts of software that the demand for getting this kind of feedback into other solutions. I think the concern a lot of investors are going to have on this call is that we all just lived through Zoom Five9, all right, which was an all-stock deal with a modest premium and Zoom stock went down, ISS recommended against it. Five9 didn’t get enough shareholders. The deal fell apart. And six or seven months were lost.

So, I – and if you look at what Zendesk stock is doing in the aftermarket now, it’s below $100 and Momentive is very accurately tracking like $22.30 now. So, the question is why – Zander, how are you going to be able to convince, why should your shareholders vote in favor of this deal at this price? That’s number one. And then, Mikkel, how committed is Zendesk to doing this, right? And, in the end, obviously, Zoom wasn’t that committed to it because they weren’t willing to – they weren’t willing to pay more. So I think it’s very direct question. But like that’s the big question.

ZANDER LURIE: Yeah. I’m going to try and make the lawyers as nervous as possible here, ready? Here’s what I could say. We ran a thorough process. And the board enthusiastically supports this transaction in many reasons because of what we have just been discussing. We see a compelling combination. I don’t think it takes a lot of squinting to understand the power of our combined product offering. And so I don’t care what happens in the short term movements. This team and me in particular, is super, super committed to executing this transaction, closing this transaction and then serving the hundreds of thousands of customers we’re excited to bring a better product offering to.

Mikkel’s vision for a customer intelligence company, I believe is super compelling. It enhances the value for our shareholders. Our employees are going to have incredible opportunities and we’re going to serve customers. So I can’t speak to the Zoom Five9 transaction. I think a lot of different attributes here. I’ve got a lot of confidence we’re going to be able to, not only close this transaction but make it a success for shareholders on both sides.

MIKKEL SVANE: I can’t add much more to that, like we’re very committed to doing this, no doubt about it. I don’t want to comment on like short term kind of market reactions. I think this – everybody who takes a look at this and of course, we need our investors, of course, to take a look at this, will see the synergies. It’s very kind of it’s very straightforward. These are two companies that can work really well together and provide a lot of value to customers. And in many ways, we’ve already proven that we can do that with how we operate over the last couple of years. So I feel very confident about this and we’re very committed to see it through.

[…]

Great. Well, that’s all the questions we have for today. As Mikkel and Shelagh both talked about feel free to sign up for our November 18 Investor Day. It’ll be a limited in-person event in New York, and you’ll get to be able to speak with Mikkel and Shelagh, as well as Zander, as well as the broader Zendesk management team. So we look forward to seeing you there and speaking to you again there. Thank you.

Thank you.

Additional Information and Where to Find It

This communication relates to a proposed business combination transaction between Zendesk and Momentive. In connection with the proposed transaction, Zendesk intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Zendesk and Momentive and that also will constitute a prospectus of Zendesk with respect to shares of Zendesk’s common stock to be issued in the proposed transaction (the “joint proxy statement/prospectus”). The definitive joint proxy statement/prospectus (if and when available) will be delivered to Zendesk’s stockholders and Momentive’s stockholders. Each of Zendesk and Momentive may also file other relevant documents regarding the proposed transaction with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF ZENDESK AND MOMENTIVE ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT ARE OR WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders may obtain free copies of the joint proxy statement/prospectus (if and when available) and other documents that are filed or will be filed with the SEC by Zendesk or Momentive through the website maintained by the SEC at www.sec.gov. Copies of the documents filed by Zendesk with the SEC also may be obtained free of charge at Zendesk’s investor relations website at https://investor.zendesk.com/ir-home/default.aspx or upon written request to Zendesk, Inc. at 989 Market Street, San Francisco, CA 94103. Copies of the documents filed with the SEC by Momentive will be available free of charge by accessing Momentive’s investor relations website at investor.momentive.ai or upon written request to Momentive Global Inc. at investors@momentive.ai.

Participants in the Solicitation

Zendesk, Momentive, their respective directors and certain of their respective executive officers are participants in the solicitation of proxies from the respective stockholders of Zendesk and Momentive in respect of the proposed transaction. Information about Zendesk’s directors and executive officers and their ownership of Zendesk common stock is set forth in Zendesk’s proxy statement for its 2021 Annual Meeting of Stockholders on Schedule 14A filed with the SEC on April 2, 2021. Information about Momentive’s directors and executive officers and their ownership of Momentive’s common stock is set forth in Momentive’s proxy statement for its 2021 Annual Meeting of Stockholders on Schedule 14A filed with the SEC on April 20, 2021. To the extent that holdings of Zendesk’s or Momentive’s securities have changed since the amounts printed in Zendesk’s or Momentive’s proxy statement, such changes have been or will be reflected on Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC. Additional information regarding the interests of the participants in the proxy solicitations will be contained in the joint proxy statement/prospectus when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements, including, among other things, statements regarding the anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on the combined company’s business and future financial and operating results, the expected amount and timing of anticipated synergies from the proposed transaction, the anticipated timing of closing of the proposed transaction and other aspects of Zendesk’s or Momentive’s operations or operating results. Words such as “may,” “should,” “will,” “believe,” “expect,” “anticipate,” “target,” “project,” and similar phrases that denote future expectations or intent regarding the combined company’s financial results, operations, and other matters are intended to identify forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. The outcome of the events described in these forward-looking statements is subject to known and unknown risks, uncertainties, and other factors that may cause future events to differ materially from the forward-looking statements in this communication, including (i) the ability to complete the proposed transaction within the time frame anticipated or at all; (ii) the failure to realize the anticipated benefits of the proposed transaction or those benefits taking longer than anticipated to be realized; (iii) the risk that uncertainty about the proposed transaction may adversely affect relationships with Zendesk’s customers, partners, suppliers, and employees, whether or not the transaction is completed; (iv) the effect of the announcement of the proposed transaction on the ability of Zendesk or Momentive to retain and hire key personnel; (v) the risk that disruptions from the proposed transaction will harm Zendesk’s or Momentive’s business, including current plans and operations; (vi) potential litigation related to the proposed transaction and the resulting expense or delay; (vii) the failure to obtain stockholder or regulatory approvals in a timely manner or otherwise; (viii) the occurrence of any event, change or other circumstances that could give rise to the right of one or both of Zendesk or Momentive to terminate the proposed transaction; (ix) the diversion of the attention of the respective management teams of Zendesk and Momentive from their respective ongoing business operations; (x) the ability of Zendesk to successfully integrate Momentive’s operations and technologies; (xi) the ability of Zendesk to implement its plans, forecasts and other expectations with respect to its business after the completion of the transaction and realize expected synergies; (xii) the effect of uncertainties related to the COVID-19 pandemic on U.S. and global markets, Zendesk’s or Momentive’s respective business, operations, revenue, cash flow, operating expenses, hiring, demand for their respective solutions, sales cycles, customer retention, and their respective customers’ businesses and industries; (xiii) risks relating to the market value of Zendesk’s common stock to be issued in the proposed transaction; (xiv) Zendesk’s ability to adapt its products to changing market dynamics and customer preferences or achieve increased market acceptance of its products; (xv) the intensely competitive market in which Zendesk operates; (xvi) the development of the market for software as a service business software applications; (xvii) Zendesk’s substantial reliance on its customers renewing their subscriptions and purchasing additional subscriptions; (xviii) Zendesk’s ability to effectively market and sell its products to larger enterprises; (xix) Zendesk’s ability to develop or acquire and market new products and to support its products on a unified, reliable shared services platform; (xx) Zendesk’s reliance on third party services, including services for hosting, email, and messaging; (xxi) Zendesk’s ability to retain key employees and attract qualified personnel, particularly in the primary regions Zendesk operates; (xxii) Zendesk’s ability to effectively manage its growth and organizational change, including its international expansion strategy; (xxiii) Zendesk’s expectation that the future growth rate of its revenues will decline, and that, as its costs increase, Zendesk may not be able to generate sufficient revenues to achieve or sustain profitability; (xxiv) Zendesk’s ability to integrate acquired businesses and technologies successfully or achieve the expected benefits of such acquisitions; (xxv) real or perceived errors, failures, or bugs in Zendesk’s products; (xxvi) potential service interruptions or performance problems associated with Zendesk’s technology and infrastructure; (xxvii) Zendesk’s ability to securely maintain customer data and prevent, mitigate, and respond effectively to both historical and future data breaches; (xxviii) Zendesk’s ability to comply with privacy and data security regulations; (xxix) Zendesk’s ability to optimize the pricing for its solutions; and (xxx) other adverse changes in general economic or market conditions. The forward-looking statements contained in this communication are also subject to additional risks, uncertainties, and factors, including those described in Zendesk’s and Momentive’s most recent Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q and other documents filed by either of them from time to time with the SEC. The forward-looking statements included in this communication are made only as of the date hereof. Zendesk and Momentive do not undertake to update any forward-looking statements made in this communication to reflect events or circumstances after the date of this communication or to reflect new information or the occurrence of unanticipated events, except as required by law.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.